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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            THE RAYMOND CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            THE RAYMOND CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.50 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   0007546881
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            PAUL J. STERNBERG, ESQ.
                            THE RAYMOND CORPORATION
                             20 SOUTH CANAL STREET
                             GREENE, NEW YORK 11378
                                 (607) 656-2311

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:

                          PHILIP T. RUEGGER III, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is The Raymond Corporation, a New York corporation (the "Company"), and the address of its principal executive offices is 20 South Canal Street, Greene, New York 13778. The title of the equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Common Stock, par value $1.50 per share (the "Common Stock"), of the Company, including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 1, 1997 (as amended, the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent. Unless the context otherwise requires, references herein to the Shares shall include the Common Stock together with the associated Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 20, 1997 (the "Schedule 14D-1") by Lift Acquisition Company, Inc., a New York corporation (the "Offeror") and an indirect wholly owned subsidiary of BT Industries AB, a corporation incorporated under the laws of Sweden ("Parent"), to purchase all outstanding Shares at a price of $33.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which Schedule 14D-1, Offer to Purchase, Letter of Transmittal and other documents, together with any supplements or amendments thereto, are referred to herein collectively as the "Offer Documents").

     According to the Schedule 14D-1, the principal executive offices of Parent and the Offeror are located at Svarvargatan 8, SE-595-81, Mjolby, Sweden.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 16, 1997 (the "Merger Agreement"), among Parent, the Offeror and the Company. A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or the Offeror or their respective executive officers, directors or affiliates.

SEVERANCE AND RELATED MATTERS

     Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates are described in Annex B hereto and incorporated herein by reference.

DESCRIPTION OF AGREEMENTS AND SEVERANCE PROVISIONS

     On March 24, 1997, at a special meeting of the Board of Directors of the Company (the "Board"), in order to ensure the continued dedication and objectivity of certain key executives and employees of the Company ("Executives") in the context of a potential change of control of the Company, the Board authorized the Company to enter into an amended and restated employment agreement with Mr. Ross K. Colquhoun (the "Employment Agreement") and severance compensation arrangements ("Severance Agreements") with such Executives. There are three types of severance arrangements, with the type of agreement with each executive being determined by reference to a three-tiered severance structure adopted by the Board: one Executive, Mr. Ross K. Colquhoun, is party to the Employment Agreement which provides for certain severance arrangements and there are four Tier II Severance Agreements and six Tier III Severance Agreements. Copies of the forms of Mr. Colquhoun's Employment Agreement and the Tier II and Tier III
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Severance Agreements are filed as Exhibits 2(a), 2(b) and 2(c) hereto, respectively, and are incorporated herein by reference.

     The agreements provide for certain severance benefits to those individuals in the event of certain terminations of their employment following a Change in Control (as defined below). The Employment Agreement has an indefinite term and each of the Severance Agreements has a three-year term.

     Mr. Colquhoun's Employment Agreement provides for payment of severance benefits in the event of the termination of his employment by the Company (or its successor) within three years following a Change in Control, termination at the request of a potential purchaser and a Change in Control occurs within one year or upon any termination of employment by him within 18 months following a Change in Control.

     Mr. Colquhoun's Employment Agreement provides for severance benefits related to a Change in Control consisting of (i) a lump sum payment equal to three times the sum of his base salary in effect on the event of termination and his target annual bonus (or, if higher, the average of Mr. Colquhoun's actual annual bonuses for the three fiscal years immediately preceding the event of termination); (ii) a lump sum payment equal to Mr. Colquhoun's pro rata portion of his target annual bonus for the fiscal year in which the event of termination occurs; (iii) continued benefits, compensation and perquisites (including life, medical, dental, travel, accident and disability insurance) for a period of three years following the event of termination; (iv) retiree medical and life insurance for the remainder of Mr. Colquhoun's life; and (v) a gross-up payment for any excise taxes imposed on any "excess parachute payments" under the Internal Revenue Code. In addition, upon an event of termination (i) the Company will purchase an annuity contract (or fully pay and convert to an annuity any life insurance policy then in effect) sufficient to pay to Mr. Colquhoun a supplemental pension benefit as provided in the Employment Agreement, (ii) Mr. Colquhoun will have the option of taking an actuarially reduced benefit under such contract, (iii) the Company shall contribute such contract to a grantor trust and (iv) any amounts transferred to the grantor trust will become payable to Mr. Colquhoun to the extent necessary to provide him with a full supplemental pension benefit.

     The Tier II and Tier III Severance Agreements provide for payment of severance benefits ("Severance") in the event of an Executive's termination of employment by the Company (or its successor) without Cause (as defined below) or by the Executive in certain circumstances, in either case, within three years following a Change in Control.

     The Tier II Severance Agreements provide for Severance consisting of (i) a lump sum payment equal to the greater of (x) all salary and estimated bonus payments that would have been payable to the Executive during the remainder of the three-year period after the Change of Control, had no termination occurred or (y) two times the sum of the Executive's base salary in effect immediately prior to the termination and the Executive's target annual bonus (or, if higher, the average of the Executive's actual annual bonuses for the three fiscal years immediately preceding the year in which the termination occurred); (ii) a lump sum payment equal to the Executives's pro rata portion of his target annual bonus for the fiscal year in which the event of termination occurs; and (iii) continued benefits (or equivalent payments) under the provisions of (x) any stock option, restricted stock, pension and/or profit sharing plans or other incentive compensation arrangements and (y) all medical, life insurance, split dollar life insurance and other employee benefit plans, programs and arrangements as if he were still employed during the remainder of the three-year period after the Change of Control. In addition, upon a Change in Control, all equity-based awards held by the Executive will fully vest, and such awards will be fully exercisable pursuant to the terms of the plans under which such awards were granted. Furthermore, following a Change in Control, the Company will pay the Executive a stay bonus in the amount of an additional month's salary for each month (up to a maximum of six months) that the Executive remains employed by the Company following a Change in Control.

     The Tier III Severance Agreements provide for Severance consisting of (i) a lump sum payment equal to all salary and bonus payments that would have been payable to the Executive during the remainder of the three-year period after the Change of Control had no termination occurred and (ii) continued benefits (or equivalent payments) under the provisions of (x) any stock option, restricted stock, pension and/or profit sharing plans or other incentive compensation arrangements and (y) all medical, life insurance, split dollar life

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insurance and other employee benefit plans, programs and arrangements as if he were still employed during the remainder of the three-year period after the Change of Control.

     Payments and benefits under the Tier II and Tier III Severance Agreements shall be limited to the extent necessary to ensure that such payments and benefits will not constitute "excess parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended, unless an Executive would realize a greater net after tax benefit if no limitation were imposed.

     Under the Tier II and Tier III Severance Agreements, the Executive may resign from his employment and receive the applicable Severance upon the occurrence of any of the following events: (i) a significant change in the nature or scope of the Executive's authorities or duties, a reduction in total compensation and/or benefits or the breach by the Company of any provision of the Severance Agreement; or (ii) a reasonable determination by the Executive that, as the result of a Change of Control and a change in circumstances thereafter significantly affecting his position, he is unable to exercise the authorities, powers, functions or duties attached to his position or (iii) a failure by the Company to assign the Severance Agreement to its successors and assigns.

     Under the Tier II Severance Agreements, "Cause" means any material misappropriation of funds or property of the Company by the Executive; unreasonable and persistent neglect or refusal by the Executive to perform his duties, which results in material harm to the Company; or conviction of the Executive of a felony.

     Under the Tier III Severance Agreements, "Cause" means gross misconduct or willful and material breach of the Severance Agreement by the Executive.

     Under the Employment Agreement and each Severance Agreement, a "Change in Control" means a change of control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of the Severance Agreement or, if Item 6(e) is no longer in effect, any regulations issued by the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act which serves similar purposes; provided that, without limitation, a Change of Control shall be deemed to have occurred if and when:

          (i) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; or

          (ii) individuals who on the date the Employment Agreement or Severance Agreement, as the case may be, constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors, or whose nomination for election by the shareholders of the Company, was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the date of the Employment Agreement or Severance Agreement, as the case may be, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

          (iii) the shareholders of the Company approve any transaction or series of transactions under which the Company is merged or consolidated with any other company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 75% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

          (iv) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

     In addition, under Mr. Colquhoun's Employment Agreement a Change of Control shall also be deemed to have occurred if and when any person is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of a combined voting power of the Company's then outstanding securities, and, at any time within twenty-four months after such event, individuals who were members of the

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Board of Directors of the Company immediately prior to such event (but excluding any individuals who constituted any part of such "person") shall not constitute at least 75% of the Board of Directors of the Company.

     Also at the March 24, 1997 special meeting of the Board, the Board authorized the Company to adopt The Raymond Corporation 1996 Deferred Stock Unit Plan for Non-Employee Directors (the "Directors Plan"). Under the Directors Plan, as of May 22, 1996, a Deferred Stock Unit ("DSU") account was established for each director of the Company who was not a current or former employee of the Company (each a "Participant"), with the initial balance for each Participant being equal to the net present value of the product of a $12,000 annual retainer times each year of such Participant's prior service on the Board as of May 22, 1996, converted into equivalent DSUs by dividing such net present value by $18 3/8. If a Change in Control (as defined above with respect to the Severance Agreements) occurs or if any Participant is not re-elected to the Board as a result of an actual or threatened proxy contest, any benefits or rights accrued and unpaid to a Participant in the Directors Plan (whether or not the Participant has terminated from the Board, if applicable, and whether or not such benefits or rights are vested) shall be paid in a lump sum to such Participant no later than 30 days after the date on which the Change in Control or non-election occurs.

     In addition, at the March 24, 1997 special meeting of the Board, the Board authorized the Company to amend, and the Company so amended, The Raymond Corporation 1970 Deferred Compensation Plan (the "Deferred Compensation Plan") and The Raymond Corporation Stock Option Plan (1995) and The Raymond Corporation Stock Option Plan (1991) (collectively, the "Stock Plans") to provide (i) with respect to the Deferred Compensation Plan, that no later than 30 days after a Change in Control (as defined above with respect to the Severance Agreements), the Company will contribute assets in an amount equal to all amounts deferred under the Deferred Compensation Plan to a grantor trust and that the Board shall not amend, suspend or discontinue any deferred compensation account under the Deferred Compensation Plan without the express written consent of the affected participant and (ii) with respect to the Stock Plans, that upon a Change in Control (as defined above with respect to the Severance Agreements), all unexercised options awarded under the Stock Plans shall immediately vest and that the Board shall not amend, suspend or discontinue any option under the Stock Plans without the express written consent of the affected optionee.

     Copies of the Directors Plan and the amendments to the Stock Plans and the Deferred Compensation Plan are filed as Exhibits 2(e), 2(f), 2(g) and 2(h) hereto, respectively, and are incorporated herein by reference.

MERGER AGREEMENT

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE MERGER AGREEMENT. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT WHICH IS INCORPORATED HEREIN BY REFERENCE.

     The Offer. The Merger Agreement provides that, subject to the terms and conditions thereof, the Purchaser will commence the Offer. Parent and the Offeror may waive any of the conditions described in Section 14, except that, without the consent of the Company, Parent and the Offeror may not waive the Minimum Condition. Parent and the Offeror have reserved the right to modify the terms of the Offer, including, without limitation, to extend the Offer beyond any scheduled expiration date; provided, however, that without the prior written consent of the Company, the Offeror shall not (i) reduce the number of Shares to be purchased in the Offer, (ii) reduce the Offer Price, (iii) modify or add to the conditions of the Offer, (iv) change the form of consideration payable in the Offer or (v) make any other change in the terms of the Offer that is materially adverse to the holders of the Shares. Subject to the terms and conditions set forth in the Merger Agreement (including the rights to terminate, extend or modify the Offer) and the terms and conditions of the Offer, Parent agrees to cause the Offeror to, and the Offeror agrees to use its reasonable best efforts to, consummate the Offer.

     In the Merger Agreement, the Company consented to the Offer and the Merger and represented that (a) the Board has by unanimous vote (i) determined that each of the Offer and the Merger is fair to and in the best interests of the holders of Shares, (ii) approved the Offer and the Merger and adopted the Merger Agreement in accordance with the provisions of New York Law, (iii) recommended acceptance of the Offer

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and approval and adoption of the Merger Agreement by the shareholders of the
Company and (iv) taken all other action necessary to render (x) Section 912 of the New York Law and other state takeover statutes, (y) Article SEVENTH of the Company's Restated and Amended Certificate of Incorporation and (z) the Rights Agreement inapplicable to the Offer and the Merger; and (b) Lehman Brothers has delivered to the Board its opinion that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to holders of Shares, subject to the assumptions and qualifications contained in such opinion. The Merger Agreement provides that the
Schedule 14D-9 shall contain such recommendations.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with New York Law, the Offeror shall be merged with and into the Company as soon as practicable following the fulfillment or waiver of the conditions set forth in the Merger Agreement which are described below. Following the Merger, the separate corporate existence of the Offeror will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

     In the Merger, each Share then issued and outstanding (other than (i) any Shares that are held by any subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly, by Parent, or any direct or indirect subsidiary of Parent (including the Offeror), all of which Shares will be cancelled and none of which shall receive any payment with respect thereto, and (ii) Shares, if any, held by shareholders who perfect their appraisal rights under New York Law) will by virtue of the Merger and without any action on the part of Parent, the Offeror, the Company or the holder thereof, be cancelled and converted into and represent the right to receive an amount in cash, without interest, equal to the price paid for each Share pursuant to the Offer.

     On the date and time on which the Merger becomes effective (the "Effective Time"), each share of common stock, par value $0.01 per share, of the Offeror then issued and outstanding will, by virtue of the Merger and without any action on the part of Parent, the Offeror, the Company or the holder thereof, be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the respective obligations of Parent and the Offeror, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver (subject to applicable law) at or prior to the Effective Time of each of the following conditions: (i) to the extent required by applicable law, the Merger Agreement and the Merger shall have been approved and adopted by holders of two-thirds of the outstanding Shares entitled to vote in accordance with applicable law (if required by applicable law) and the Company's Restated and Amended Certificate of Incorporation and By-Laws; (ii) any waiting period (and any extension thereof) under the HSR Act, applicable to the Merger shall have expired or been terminated; (iii) the review periods, if applicable, under Section 721 of the Defense Production of 1950, as amended ("Exon-Florio"), shall have expired or have been terminated; (iv) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement and which is in effect at the Effective Time; provided, however, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered; (v) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Offer or the Merger or has the effect of making the purchase of the Shares illegal and (vi) Offeror shall have purchased Shares pursuant to the Offer in a number sufficient to satisfy the Minimum Condition.

     The Board. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by the Offeror in accordance with the Offer for, Shares equal to at least a two-thirds of the outstanding Shares pursuant to the Offer, the Offeror shall be entitled to designate up to such number of directors on the Board, rounded up to the next whole number, as will give the Offeror, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board

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equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of Shares beneficially owned by Parent and the Offeror and the denominator of which shall be the number of Shares then outstanding, and the Company and Board shall, at such time, take any and all such action needed to cause the Offeror's designees to be appointed to the Board (including using its reasonable best efforts to cause directors to resign). Subject to applicable law, the Company has agreed to take all action requested by Parent which is reasonably necessary to effect any such election, including mailing to its shareholders the information statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder; and the Company agrees to make such mailing with the mailing of the Schedule 14D-9 so long as Offeror shall have provided to the Company on a timely basis all information required to be included in the information statement with respect to the Offeror's designees.

     The Merger Agreement provides that following the election or appointment of such designees and prior to the Effective Time any amendment or termination of the Merger Agreement or the Restated and Amended Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Offeror or waiver of any of the Company's rights thereunder, and any other consent or action by the Board under the Merger Agreement, will require the concurrence of a majority (which shall be at least two) of the directors of the Company then in office who are directors on the date thereof and who voted to approve the Merger Agreement or were designated by a majority of the directors of the Company who were directors on June 16, 1997 and who voted to approve the Merger Agreement.

     Shareholders' Meeting. Pursuant to the Merger Agreement, promptly following the purchase of Shares pursuant to the Offer, if required by New York Law in order to consummate the Merger, the Company has agreed that, acting through the Board, it shall, in accordance with applicable law, duly call, convene and hold a meeting of its shareholders (the "Shareholders' Meeting") for the purpose of voting upon the Merger Agreement and the Merger and that the Merger Agreement and the Merger shall be submitted at such meeting. The Merger Agreement provides that if shareholder approval of the Merger is required by law or by the Company's Restated and Amended Certificate of Incorporation or By-laws, as promptly as practicable, following Parent's request, the Company will prepare and file a preliminary proxy statement with the Commission and will use its reasonable best efforts to respond to the comments of the Commission, if any, in connection therewith and to furnish all information regarding the Company required in the definitive proxy statement (including, without limitation, financial statements and supporting schedules and certificates and reports of independent public accountants). Promptly after the expiration or termination of the Offer, if required by the New York Law in order to consummate the Merger, the Company will cause the definitive proxy statement to be mailed to the shareholders of the Company and, if necessary, after the definitive proxy statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material and, if required in connection therewith, resolicit proxies. The Company has agreed in the Merger Agreement to use its reasonable best efforts to solicit from its shareholders proxies, and shall take all other action necessary and advisable, to secure the vote of shareholders required by applicable law and the Company's Restated and Amended Certificate of Incorporation and By-Laws to obtain the approval for the Merger Agreement. Subject to the provisions of the Merger Agreement relating to the Company's obligation, except under limited circumstances, not to solicit other offers, the Company agrees that it will include in the proxy statement the recommendation of the Board that holders of Shares approve and adopt the Merger Agreement and approve the Merger. If the Offeror acquires at least two-thirds of the outstanding Shares, the Offeror will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

     Interim Operations. The Merger Agreement provides that, except as permitted, required or specifically contemplated by, or otherwise described in, the Merger Agreement or otherwise consented to or approved in writing by Parent (which consent or approval shall not be unreasonably withheld), during the period commencing on the date of the Merger Agreement until such time as nominees of Parent shall comprise two-thirds of the members of the Board or the Merger Agreement shall have been terminated pursuant to the terms thereof, (a) the Company and each of its subsidiaries will conduct their respective operations only

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according to their ordinary course of business, consistent with past practice, and will use their reasonable best efforts to preserve intact their respective business organization, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, joint venture partners, and others having significant business relationships with them, (b) neither the Company nor any of its subsidiaries shall (i) make any change in or amendment to its Restated and Amended Certificate of Incorporation or By-Laws (or comparable governing documents); (ii) issue or sell any shares of its capital stock (other than in connection with the exercise of Options (as defined herein) outstanding on the date of the Merger Agreement) or any of its other securities, or issue any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any of its other securities, or make any other changes in its capital structure; (iii) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries except pursuant to certain call options in respect of the capital stock of certain of its dealership subsidiaries; (iv) declare, pay, set aside or make any dividend (other than regular quarterly cash dividends of $.0625 per Share) or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire any shares of its capital stock or its other securities; (v) (A) enter into any contract or commitment with respect to capital expenditures in excess of $1.0 million, individually, or enter into contracts or commitments with respect to capital expenditures with a value in excess of, or requiring expenditures by the Company and its subsidiaries in excess of, $3.0 million, in the aggregate (B) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business or division thereof; or (C) enter into, amend, modify, supplement or cancel any other material contract, (vi) except in the ordinary course of business, consistent with past practice, acquire a material amount of assets or securities or release or relinquish any material contract rights; (vii) except in the ordinary course of business, consistent with past practice, and except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries who are not officers of the Company in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries (other than certain employment contracts), or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees; (viii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any material assets or incur or modify any indebtedness or other material liability, other than in the ordinary course of business, or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any person or, other than in the ordinary course of business consistent with past practice, make any loan or other extension of credit; (ix) agree to the settlement of any material claim or litigation; (x) make any material tax election or settle or compromise any material tax liability; (xi) permit any insurance policy naming it as beneficiary or a loss payable payee to be cancelled without notice to Parent; (xii) except as required by applicable law or generally accepted accounting principles, make any material change in its method of accounting; (xiii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger); or (xiv) agree, in writing or otherwise, to take any of the foregoing actions; and (c) the Company shall not, and shall not permit any of its subsidiaries to, (i) take any action, engage in any transaction or enter into any agreement which would cause any of the representations or warranties contained in the Merger Agreement to be untrue as of the Closing Date, or (ii) purchase or acquire, or offer to purchase or acquire, any shares of capital stock of the Company.

     No Solicitation. The Merger Agreement provides that the Company and its affiliates and each of their respective officers, directors, employees, representatives and agents shall immediately upon the execution of the Merger Agreement cease any discussions or negotiations with any other parties that may be ongoing with respect to any Acquisition Proposal (as defined below). Neither the Company nor any of its affiliates shall, directly or indirectly, take (and the Company shall not authorize or permit its affiliates, officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates to so take) any action to (i) encourage, solicit or initiate the making of any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any way discussions or negotiations with, or furnish or disclose any information to, any person or entity (other than Parent or the Offeror) in connection with, or take any other action to facilitate, any inquiries or the making of any proposal (including without limitation by taking any action that would make the Rights Agreement, Section 912 of New York Law or the provisions of Article SEVENTH of the Company's Restated and Amended Certificate of Incorporation inapplicable to an Acquisition Proposal) that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, provided, however, that the Company, in response to an unsolicited Acquisition Proposal and in compliance with certain disclosure obligations contained in the Merger Agreement, as more fully described in the next succeeding paragraph, may participate in discussions or negotiations with or furnish information to any third party which proposes a transaction which the Board reasonably determines will result in a Superior Proposal (as defined below) if the Board believes (and has been advised by independent outside counsel) that failing to take such action would constitute a breach of its fiduciary duties. In addition, neither the Board nor any committee thereof shall
(x) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Offeror the approval and recommendation of the Offer and the Merger Agreement or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, provided that the Company may recommend to its shareholders an Acquisition Proposal and in connection therewith withdraw or modify its approval or recommendation of the Offer or the Merger if (i) the Board has determined that the Acquisition Proposal is a Superior Proposal, (ii) all the conditions to the Company's right to terminate the Merger Agreement in accordance with the terms thereof have been satisfied (including the expiration of the three business day period described therein and the payment of the Termination Fee (as defined below) and all other amounts required pursuant to be paid pursuant thereto) and (iii) simultaneously with such withdrawal, modification or recommendation, the Merger Agreement is terminated in accordance with its terms.

     In addition to the obligations of the Company set forth in the preceding paragraph, on the date of receipt thereof, the Company has agreed, pursuant to the Merger Agreement, to advise Parent of any request for information or of any Acquisition Proposal, or any inquiry or proposal with respect to any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the person making any such request or Acquisition Proposal. The Company has further agreed to keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal and keep Parent fully informed as to the details of any information requested of or provided by, the Company and as to the details of all discussions or negotiations with respect to any such request, takeover proposal or inquiry.

     "Acquisition Proposal", as used herein, shall mean any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries or of over 10% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement. As used herein, "Superior Proposal" shall mean a bona fide proposal made by a third party to acquire all of the outstanding shares of the Company pursuant to a tender offer, a merger or a sale of all of the assets of the Company (x) on terms which a majority of the members of the Board determines in its good faith reasonable judgment (based on the advice of independent outside financial and legal advisors) to be more favorable to the Company and its shareholders than the transactions contemplated by the Merger Agreement and (y) for which financing is then available (it being understood that financing evidenced by highly confident letters and similar letters shall not be considered "available" for purposes making such determination). Any actions permitted under, and taken in compliance with, this provision of the Merger Agreement shall not be deemed a breach of any other covenant or agreement of such party contained in the Merger Agreement.

     Directors' and Officers' Insurance and Indemnification. Parent has agreed in the Merger Agreement that the certificate of incorporation and the by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Restated and Amended Certificate of Incorporation and By-Laws on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals, who, on or prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law. In addition, pursuant to the Merger Agreement, the Surviving Corporation shall for the six year period commencing on the Effective Time either (x) maintain in effect the Company's current directors' and officers' liability insurance policy covering those persons who are were covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy (the "Indemnified Parties"); provided, however, that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premiums paid by the Company for such insurance; provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided further, that the Surviving Corporation may substitute for such Company policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time or (y) cause the Parent's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy.

     Compensation and Benefits. Parent has agreed that, until the first anniversary of the Effective Time, (a) Parent shall ensure that all employees and officers of the Company receive compensation and benefits in the aggregate substantially comparable to the compensation and benefits received by such individuals immediately prior to the date of the Merger Agreement and (b) Parent shall keep in effect all severance policies that are applicable to employees and officers of the Company immediately prior to the date of the Merger Agreement. In addition, Parent has agreed pursuant to the Merger Agreement that, following the Effective Time, (w) Parent will ensure that no employee welfare benefit plan adopted by the Company shall have any preexisting condition limitations, (x) Parent shall honor all premiums and deductibles paid by the employees, officers and directors of the Company under all Employee Benefit Plans (as defined in the Merger Agreement) up to (and including) the Effective Time, (y) for purposes of eligibility and vesting, Parent shall honor all service credit accrued by the employees, officers and directors of the Company under all Employee Benefit Plans up to (and including) the Effective Time and (z) Parent will honor all employment contracts with employees and officers and all contracts for services rendered with directors of the Company.

     Options. Pursuant to the Merger Agreement, prior to the Effective Time, each of the Board (or, if appropriate, any committee thereof) and the Company shall use its reasonable best efforts to obtain the consent of the holders of stock options to purchase Shares (the "Options") granted prior to the date of the Merger Agreement under any stock option plan of the Company (the "Stock Plans") to provide for the cancellation, effective at the Effective Time, of all the outstanding Options as follows: Immediately prior to the Effective Time, each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of Shares but shall entitle each holder thereof, in cancellation and settlement therefor, to payments in cash (subject to any applicable withholding taxes, the "Cash Payment"), at the Effective Time, equal to the product of (x) the total number of Shares subject to such Option as to which such Option could have been exercisable and (y) the excess of the Merger Consideration over the exercise price per Share subject to such Option, each such Cash Payment to be paid to each holder of an outstanding Option at the Effective Time. Pursuant to the Merger Agreement, all Stock Plans shall terminate as of the Effective Time and the provisions in any other Employee Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time.

     The Company has agreed to use its reasonable best efforts to ensure that any outstanding stock appreciation rights or limited stock appreciation rights shall be cancelled as of immediately prior to the Effective Time without any payment therefor. As provided in the Merger Agreement, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary shall terminate as of the Effective Time.

     Agreement to Use Reasonable Best Efforts. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, each of the Company, Parent and the Offeror shall, and the Company shall cause each of its subsidiaries to, cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, their respective reasonable best efforts to obtain, prior to the closing date of the Merger, all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger; provided, however, that no loan agreement or contract for borrowed money shall be repaid except as currently required by its terms, in whole or in part, and no contract shall be amended to increase the amount payable thereunder or otherwise to be more burdensome to the Company or any of its subsidiaries in order to obtain any such consent, approval or authorization without first obtaining the written approval of Parent or the Offeror.

     In addition, the Merger Agreement provides that Parent, the Offeror and the Company will (i) take promptly all actions necessary to make the filings required of Parent, the Offeror or any of their affiliates under the applicable Antitrust Laws (as defined below), (ii) comply at the earliest practicable date with any request for additional information or documentary material received by Parent, the Offeror, the Company or any of their affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division and (iii) cooperate with one another in connection with any filing under applicable Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by the Merger Agreement commenced by any of the FTC, the Antitrust Division of the Department of Justice or state attorneys general. Parent, the Offeror and the Company shall in addition each use all reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by the Merger Agreement under any Antitrust Law.

     "Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the FTC Act, as amended, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     Real Property Transfer Taxes. Parent has agreed to pay any New York State Real Estate Transfer Tax and New York City Real Property Transfer Tax (the "Transfer Taxes") and any similar taxes in any other jurisdiction (and any penalties and interest with respect to such taxes) that become payable in connection with the Offer and the Merger, on behalf of the shareholders of the Company. Parent and the Company have agreed to cooperate in the preparation, execution and filing of any required returns with respect to such taxes (including returns on behalf of the shareholders of the Company) and in the determination of the portion of the consideration allocable to the real property of the Company and the subsidiaries in New York State and City (or in any other jurisdiction, if applicable). The shareholders of the Company shall be deemed to have agreed to be bound by such allocation in the preparation of any return with respect to the Transfer Taxes and any similar taxes, if applicable.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror with respect to, among other things, its organization, corporate authority, capitalization, financial statements, public filings, conduct of business, compliance with laws, consent and approvals, opinions of financial advisors, vote required, undisclosed liabilities and the absence of any material adverse changes in the Company since December 31, 1996.

     Termination. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned, at any time prior to the Effective Time, whether before or after approval of the Merger by the Company's shareholders:
(a) by mutual consent of the Company, on the one hand, and of Parent and the Offeror, on the other hand; (b) by either Parent, on the one hand, or the Company, on the other hand, if any court of competent jurisdiction or any governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; (c) by Parent, on the one hand, or the Company, on the other hand, if the Effective Time shall not have occurred within 180 days after commencement of the Offer (the "Outside Date") unless the Effective Time shall not have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement; (d) by Parent if the Offer is terminated or expires in accordance with its terms without the Offeror having purchased any Shares thereunder due to an occurrence which would result in a failure to satisfy certain conditions set forth in the Merger Agreement hereof, unless any such failure shall have been caused by or resulted from the failure of Parent or the Offeror to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or the Offeror of any representation or warranty of either of them contained in the Merger Agreement;
(e) by the Parent, in the event of a breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in clause (e) or (g) of the conditions set forth in Section 14 hereof, (B) cannot or has not been cured prior to the earlier of (i) 15 days after the giving of written notice of such breach to the Company and (ii) two business days prior to the date on which the Offer expires and (C) has not been waived by Parent pursuant to the provisions of the Merger Agreement; (f) by either Parent, on the one hand, or the Company, on the other hand, if the Board determines that an Acquisition Proposal constitutes a Superior Proposal and the Board believes (and has been advised by independent outside counsel) that a failure to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal would constitute a breach of its fiduciary duties; provided, however the Company may not terminate the Merger Agreement in this manner unless and until three business days have elapsed following delivery to the other party of a written notice of such determination by the Board and during such three business day period the Company has fully cooperated with the Parent, including, without limitation, informing Parent of the terms and conditions of such Superior Proposal, and the identity of the person or entity making such proposal, with the intent of enabling both parties to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated hereby may be effected; and provided further that at the end of such three business day period the Board determines that the Acquisition Proposal constitutes a Superior Proposal and the Board continues to believe (and has again been advised by independent outside counsel) that a failure to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal would constitute a breach of its fiduciary duties; provided further that the Merger Agreement shall not terminate in this manner unless (i) prior to such termination Parent has received the fees and expenses set forth in the Merger Agreement and described below by wire transfer in same day funds and (ii) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal which acquisition agreement permits the Company to terminate the acquisition agreement in the event the Board determines to effect a transaction with Parent; (g) by the Company, in the event of a breach by Parent or the Offeror of any representation, warranty, covenant or agreement contained in the Merger Agreement which cannot or has not been cured within 15 days after the giving of written notice of such breach to Parent and the Offeror, except in any case where such breaches are not reasonably likely to affect adversely Parent's or the Offeror's ability to complete the Offer or Merger; or (h) by the Company, if Parent or the Offeror shall have (i) failed to commence the Offer within ten days following the date of the Merger Agreement, (ii) terminated the Offer or (iii) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date, unless in the case of (i), (ii) or
(iii) such failure shall have been caused by the failure of the Company to satisfy certain conditions set forth in the Merger Agreement.

     The Merger Agreement provides that, in the event of termination pursuant to the provisions described above by Parent or the Offeror, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and the Merger Agreement shall become void and have no effect, and there shall be no liability hereunder on the part of Parent, the Offeror or the Company, except that certain provisions of the Merger Agreement relating to confidentiality and certain fees and expenses shall survive any termination of the Merger Agreement. Nothing in this provision shall relieve any party to the Merger Agreement of liability for breach of the Merger Agreement.

     Payment of Certain Fees and Expenses Upon Termination. Except as provided in the next succeeding sentence, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated thereby shall be paid by the party incurring such costs and expenses. If the Merger Agreement is terminated other than solely because of a material breach of the representations or warranties of Parent or the Offeror or a failure of Parent or the Offeror to fulfill a material covenant or condition contained therein, then the Company shall (except as required to be earlier paid in accordance with the termination provisions of the Merger Agreement) within two days after termination has occurred, pay to Parent in same day funds all of Parent's reasonably documented out-of-pocket expenses (the "Expenses"). If the Merger Agreement is terminated by Parent in accordance with the certain events specified in the Merger Agreement or if the Merger Agreement is terminated by the Company in accordance with clause (f) under the heading "-- Termination" above, then the Company shall (except as required to be earlier paid in accordance with the provisions of the Merger Agreement) pay to Parent in same day funds, in addition to the Expenses, $12,000,000 (the "Termination Fee"), as compensation to the Parent and its affiliates for incurring the costs and expenses related to the Offer and the Merger and for their foregoing other opportunities.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Company's Board of Directors

     The Board of Directors, at a meeting duly called and held on June 15, 1997, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFEROR UNDER THE OFFER. See "Background of the Offer; Reasons for the Recommendation -- Reasons for the Recommendation; Factors Considered by the Board" for a discussion of the factors considered by the Board in making its recommendation.

     As set forth in the Offer, upon the terms and subject to the conditions of the Offer (including satisfaction of the Minimum Condition), the Offeror will accept for payment and pay for all Shares validly tendered on or prior to the expiration date and not properly withdrawn. Shareholders considering not tendering their Shares in order to wait for the Merger should note that the Offeror is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied.

     A copy of the press release issued by the Company announcing signing of the Merger Agreement is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

     (b) Background of the Offer; Reasons for the Recommendation

  Background of the Offer

     On February 18, 1997, Metropolitan Capital Advisors, Inc., the general partner of Bedford Fall Investors, L.P. ("MetCap"), filed a Schedule 13D with the Commission stating that MetCap and its affiliates had acquired a 7.4% stake in the Company and that MetCap had formed a shareholder group, which included

George Raymond, Jr., a member of the Company's Board, which had control over 24.3% of the Company's shares of Common Stock. MetCap's Schedule 13D sets forth a February 18, 1997 letter to the Company which states in part:

          As described in the Schedule 13D, Metropolitan Capital and affiliates have acquired the Common Stock for investment, believing that the Company's Common Stock has substantially greater value than is reflected in its current market price. As you know, for the year ended January 5, 1997 (the day before Metropolitan Capital and affiliates began their purchase of the Company's Common Stock), the Company's share price experienced a significant decline in value, as compared to a significant increase in the S&P 500 Index. Based upon discussions with investment bankers who have contacted potential acquirers, we believe that shareholders can attain the highest value through a strategic transaction such as the sale or merger of the Company. To date, management had not aggressively pursued such a strategy. We believe that a Board of Directors more representative of the Company's shareholders may be necessary to do so.

          We are writing to request a meeting with management, on or before March 4, 1997, at which we can discuss the Company's strategic alternatives and the addition of shareholder representatives to the Company's Board of Directors. Pending the results of those conversations, it is our current intention to propose for shareholder approval at the Company's Annual Meeting on May 3, 1997, Amendments to the By-laws by which shareholders will be authorized to increase the size of the Board to thirteen members (the maximum provided by the Company's Certificate of Incorporation), fill the newly created vacancies by shareholder vote at such Annual Meeting, and take such other action as may be necessary to accomplish such expansion and election as soon as possible.

     On February 27, 1997, the Board (i) appointed a special committee of directors (the "Initial Special Committee") consisting of Messrs. James J. Malvaso, Michael R. Porter, James F. Matthews, John E. Mott, Arthur M. Richardson, Ross K. Colquhoun, Michael O. Womack, Dr. M. Richard Rose and John
V. Sponyoe to consider the response to MetCap and to make recommendations to the Board and (ii) rescinded previous resolutions of the Board which fixed a meeting date and record date for the Company's 1997 annual meeting of shareholders.

     On March 1, 1997, the Board (i) adopted the Rights Agreement described in
Item 8 herein, (ii) eliminated the Initial Special Committee and replaced it with a special committee consisting of Messrs. Richardson, Matthews, Porter, Sponyoe and Dr. Rose (the "Special Committee") to oversee the process of enhancing shareholder value and (iii) retained Lehman Brothers Inc. ("Lehman Brothers") to provide the Special Committee with advice and assistance in exploring strategic business alternatives.

     On March 24, 1997, the Board fixed June 2, 1996 as the date for the Company's 1997 annual meeting of shareholders, which, on April 29, 1997, was reset to August 6, 1997.

     From March 1997 through May 1997, the Special Committee with the assistance of Lehman Brothers explored possible transactions with potential buyers.

     Beginning on May 16, 1997, Lehman Brothers on behalf of the Company, informed certain selected potential buyers of the Company that binding definitive proposals to acquire the Company be submitted by June 13, 1997.

     On June 15, 1997, the Board held a special meeting, in which its financial and legal advisors participated, at which the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. In addition, the Company's 1997 annual meeting of shareholders was postponed indefinitely.

     Reasons for the Recommendation; Factors Considered by the Board. In approving the Merger Agreement and recommending that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors including:

          (a) the familiarity of the Board with the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's historical financial information, current economic and market conditions and the nature of the industry in which it operates, and the possible alternatives for the Company in light of such factors;

          (b) management's recommendation of the Offer and the Merger Agreement;

          (c) the presentation by Lehman Brothers at the June 15, 1997 Board meeting and the opinion of Lehman Brothers to the effect that, as of the date of such opinion and based upon certain matters considered relevant by Lehman Brothers, the $33.00 per Share in cash to be offered to the holders of Shares in connection with the Offer and the Merger is fair, from a financial point of view, to such holders. THE FULL TEXT OF SUCH OPINION, DATED JUNE 16, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE AND MATTERS CONSIDERED AND LIMITATIONS SET FORTH BY LEHMAN BROTHERS, IS INCLUDED AS ANNEX A HERETO AND SHOULD BE READ IN ITS ENTIRETY;

          (d) the financial and other terms and conditions of the Offer and Merger Agreement, including, without limitation, the fact that the terms of the Merger Agreement should not unduly discourage other interested third parties, if any, from making bona fide proposals to acquire the Company subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Board, in its exercise of its fiduciary responsibilities, could determine to provide information to and engage in negotiations with any such third party, subject to the terms and conditions of the Merger Agreement;

          (e) historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the shareholders of the Company to realize a premium of approximately 66% over the closing price of the Shares on February 7, 1997, the last trading day prior to the events relating to the initial filing of the Schedule 13D by MetCap; and

          (f) the fact that the obligations of Parent and the Offeror to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of a letter agreement dated March 3, 1997 (the "Engagement Letter"), the Company has retained Lehman Brothers as its exclusive financial advisor in connection with evaluating strategic alternatives available to the Company. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Lehman Brothers a retainer fee of $150,000 and will pay Lehman Brothers an additional fee of $3,250,000 upon consummation of the Offer. The Company has also agreed to reimburse Lehman Brothers for its reasonable expenses, including the reasonable fees and disbursements of outside counsel, and to indemnify Lehman Brothers and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws. Lehman Brothers has also performed various investment banking services for the Company in the past and has received customary fees for such services. In the ordinary course of business, Lehman Brothers actively trades in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (i) Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     On June 19, 1997, each of James F. Matthews, John E. Mott, Michael R. Porter, Arthur M. Richardson, Dr. M. Richard Rose, John V. Sponyoe and Michael
D. Womack received 308 shares and George G. Raymond, Jr. received 55 shares from the Company as consideration for their services as non-employee directors.

     On May 30, 1997, James B. Bennett, III, Vice President of Sales and Dealer Development, acquired 2,743 shares of Common Stock at a purchase price of $18.21 per share through an exercise of options and sold 1,521 shares of Common Stock at $32.25 per share.

     (ii) To the best knowledge of the Company, (i) each of its executive officers, directors, affiliates or subsidiaries presently intends to tender all of their Shares to the Offeror pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in Item 7(a) above. Subject to the terms of the Merger Agreement described herein, the Company may, directly or indirectly, (i) furnish information only in response to an unsolicited request for such information by any person made after the date of the Merger Agreement, pursuant to appropriate confidentiality agreements, and (ii) participate in discussions, investigations and/or negotiations with such entity or group concerning a Takeover Proposal.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

RIGHTS AGREEMENT

     On March 1, 1997, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of Common Stock. The dividend was payable on March 11, 1997 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock of the Company at a price of $90 per share of Common Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 1, 1997, as the same may be amended from time to time (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer, or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of this Summary of Rights. Notwithstanding the foregoing,
(i) if a person or group would be deemed an Acquiring Person upon the adoption of the Rights Agreement, such person or group will not be deemed an Acquiring Person for any purposes of the Rights Agreement unless and until such person or group becomes the beneficial owner of any additional shares of Common Stock after the adoption of the Rights Agreement.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 1, 2007 (the "Final Expiration Date") unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then-current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction (other than the Merger) or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise of the Right at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than

Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

     Effective June 16, 1997, the Rights Agreement was amended (the "Amendment") to provide that (i) so long as the Merger Agreement has not been terminated pursuant to its terms, neither Parent nor any of its affiliates will become an Acquiring Person nor will a Distribution Date be deemed to occur, in each case, solely as a result of the execution, delivery and performance of the Merger Agreement or the announcement, making or consummation of the Offer, the acquisition of the Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transactions contemplated by the Merger Agreement and
(ii) the Rights will expire immediately prior to the effective time of the Merger. The foregoing description of the Amendment to the Rights Agreement is qualified by reference to Amendment which is filed as Exhibit 6 hereto and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

Exhibit 1         Agreement and Plan of Merger, dated as of June 16, 1997, among Parent, the
                  Offeror and the Company.
Exhibit 2(a)      Employment Agreement dated as of November 3, 1987 amended as of June 14,
                  1994 and as of November 1, 1995 and amended and restated as of March 24,
                  1997 between Ross K. Colquhoun and The Raymond Corporation. (Incorporated by
                  reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for
                  the year ended December 31, 1996).
Exhibit 2(b)      Sample form of Executive Agreement (Tier II) between The Raymond Corporation and Company Executives. (Incorporated by reference to Exhibit 10.7 to the
                  Company's Annual Report on Form 10-K for the year ended December 31, 1996).
Exhibit 2(c)      Sample form of Executive Agreement (Tier III) between The Raymond
                  Corporation and Company Executives. (Incorporated by reference to Exhibit
                  10.8 to the Company's Annual Report on Form 10-K for the year ended December
                  31, 1996).
Exhibit 2(d)      The Raymond Corporation Retirement Benefits Equalization Plan. (Incorporated
                  by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for
                  the year ended December 31, 1996).
Exhibit 2(e)      The Raymond Corporation 1996 Deferred Stock Unit Plan for Non-Employee
                  Directors. (Incorporated by reference to Exhibit 10.10 to the Company's
                  Annual Report on Form 10-K for the year ended December 31, 1996).
Exhibit 2(f)      The Raymond Corporation Stock Option Plan (1991) amended as of March 24,
                  1997. (Incorporated by reference to Exhibit 10.11 to the Company's Annual
                  Report on Form 10-K for the year ended December 31, 1996).
Exhibit 2(g)      The Raymond Corporation Stock Option Plan (1995) as amended as of March 24,
                  1997. (Incorporated by reference to Exhibit 10.12 to the Company's Current
                  Report on Form 10-K for the year ended December 31, 1996).
Exhibit 2(h)      The Raymond Corporation Deferred Compensation Plan for Exempt Employees
                  restated as of September 1, 1994, amended as of March 24, 1997 (Incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 10-K
                  for the year ended December 31, 1996).
Exhibit 2(i)      The Raymond Corporation Officer Performance Bonus Plan Formula (Incorporated
                  by reference to Exhibit 10.15 to the 1992 Form 10-K Annual Report of the
                  Company at page 357 and incorporated herein by reference).
Exhibit 3         Letter to Stockholders dated June 20, 1997.+
Exhibit 4         Press Release, dated June 16, 1997.
Exhibit 5         Rights Agreement, dated as of March 1, 1997 between the Company and American
                  Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 1997).
Exhibit 6         Amendment No. 1 to the Rights Agreement, dated as of June 16, 1997.
Exhibit 7         Opinion of Lehman Brothers dated June 16, 1997.++

---------------
 + Included in copy mailed to stockholders.

++ Included as Annex A in copy mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE RAYMOND CORPORATION

                                          By: /s/   PAUL J. STERNBERG
                                            ------------------------------------
                                          Name: Paul J. Sternberg
                                          Title:  Vice President, Secretary &
                                                  General Counsel

Dated: June 20, 1997

                                                                         ANNEX A

                                LEHMAN BROTHERS

                                                                   June 16, 1997

Board of Directors of The Raymond Corporation
The Raymond Corporation
20 South Canal Street
Greene, New York 13778

Members of the Board of Directors:

     We understand that The Raymond Corporation ("Raymond" or the "Company") and BT Industries AB ("BT Industries") have entered into an agreement pursuant to which BT Industries will commence a tender offer as soon as practicable to purchase all issued and outstanding shares of common stock of the Company at a price per share equal to $33.00 in cash and, following consummation of such tender offer, the Company will be merged with a wholly-owned subsidiary of BT Industries and each share of common stock of the Company then outstanding will be converted into the right to receive $33.00 per share in cash (collectively, the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of June 16, 1997 (the "Agreement") by and among BT Industries, Lift Acquisition Company, Inc. and the Company.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) such publicly available information concerning the Company that we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock from January 1, 1992 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant and (7) the results of our efforts to solicit indications of interest and proposals from third parties with respect to a purchase of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts of the Company, upon advice of the Company we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and we have relied upon such forecasts in arriving at our opinion. In arriving at our opinion, we have conducted only a limited physical inspection of certain properties and facilities of the Company and have not made or obtained

                              LEHMAN BROTHERS INC.
                  3 WORLD FINANCIAL CENTER NEW YORK, NY 10285

June 16, 1997
Page Two

any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                                                         ANNEX B

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 20, 1997, as part of The Raymond Corporation's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Lift Acquisition Company, Inc. (the "Offeror") (the "Schedule 14D-9") to the holders of record of the Company's Common Stock, par value $1.50 per share, including the associated common share purchase right (collectively, the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement provides that, if requested by Parent, promptly upon the acceptance for payment of, and payment by the Offeror, in accordance with the Offer for, shares of Common Stock equal to at least two-thirds of the outstanding shares of Common Stock pursuant to the Offer, the Offeror shall be entitled to designate up to such number of directors on the Board of Directors of the Company, rounded up to the next whole number, as will give the Offeror, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on such Board of Directors equal to that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock beneficially owned by the Offeror or Parent and the denominator of which shall be the number of shares of Common Stock then outstanding, and the Company and its Board of Directors shall, at such time, take any and all such action needed to cause the Offeror's designees to be appointed to the Company's Board of Directors (including to cause directors to resign).

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The Offer to Purchase is scheduled to expire at 12:00 midnight, New York City time, on July 18, 1997, at which time, if all conditions to the Offer have been satisfied or waived, the Offeror has informed the Company that it intends to purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

     The information contained in this Information Statement concerning the Offeror and Parent has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

     At the close of business on June 10, 1997, there were 10,736,604 shares of Common Stock issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

OFFEROR DESIGNEES

     The Purchaser has informed the Company that it currently intends to choose the designees (the "Offeror Designees") it has the right to designate to the Board pursuant to the Merger Agreement from the directors and executive officers of Parent listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to shareholders. The information with respect to such directors and executive officers in Schedule I is hereby incorporated herein by reference in its entirety. As of June 16, 1997, the ages of each of such officers are as follows: Bengt Eskilson -- 54; Jan Ohlsson -- 47; Hakan Soderback -- 50; Leif Ostling -- 52; Bengt Johansson -- 51; Elisableth Karlsson -- 41; Carl-Erik Ridderstrale -- 55; and Fritz Ahlqvist -- 64; Erik Berg -- 55; Ulf Brodin -- 61; Ditlef Furst -- 55; Christes Hogberg -- 50; Dan Hoij -- 48; Per Zaunders -- 46.

     It is expected that the Offeror Designees may assume office at any time following the purchase by the Offeror of Shares pursuant to the Offer, which purchase cannot be earlier than July 18, 1997, and that, upon assuming office, the Offeror Designees will thereafter constitute at least two-thirds of the Board.

     None of the executive officers and directors of Parent or the Offeror currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Parent and the Offeror, none of Parent's or the Offeror's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     Based on filings with the Securities and Exchange Commission, the following persons and institutions are known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock of Raymond as of June 19, 1997:

                                                                           SHARES
                                                                        BENEFICIALLY
     TITLE OF CLASS           NAME AND ADDRESS OF BENEFICIAL OWNER       OWNED (1)     % OF CLASS
-------------------------  -------------------------------------------  ------------   ----------
Common Stock.............  Metropolitan Capital Advisors, Inc.            2,572,684(2)    23.96%
                           660 Madison Avenue
                           20th Floor
                           New York, New York 10021
Common Stock.............  George G. Raymond, Jr.,                        1,401,239(3)    13.05%
                           Ellen R. Raymond (a/k/a Ellen Robinson
                           Raymond), Madeleine R. Young, Jean C.
                           Raymond, George G. Raymond, III
                           c/o George G. Raymond, Jr.
                           7920 Grand Bay Drive
                           Naples, FL 34108
Common Stock.............  The Huntington Trust Company, N.A.             1,031,559(4)     9.61%
                           41 S. High Street
                           Columbus, Ohio 43215
Common Stock.............  ICM Asset Management, Inc.                       612,363(5)     5.70%
                           601 W. Main Avenue
                           Ste. 600
                           Spokane, Washington 99201
Common Stock.............  Palisade Capital Management, L.L.C.              574,500        5.35%
                           One Bridge Plaza
                           Suite 695
                           Fort Lee, New Jersey 07024

---------------
(1) Shareholder has sole voting and sole dispositive power unless otherwise indicated.

(2) Metropolitan Capital Advisors, Inc. ("Metcap") reports shared voting power over 2,572,684 (24.27%) shares, no sole dispositive power and shared voting and dispositive power over 488,800 shares. Metcap has reached voting agreements and understandings with certain stockholders who, in the aggregate, hold voting power over 1,776,484 shares (16.76%) of Raymond's Common Stock. The remaining shares that Metcap has shared voting and/or dispositive power over include 488,800 shares (4.61%) of Common Stock beneficially owned by Bedford Falls Investors, L.P. over which Metcap has indirect voting control, an aggregate of 294,400 shares (2.78%) beneficially owned by a managed brokerage account and Metropolitan Capital Advisors International Limited, the voting of which shares are controlled by affiliates of Metcap and 13,000 (.12%) beneficially owned by Robert J. Lietzow, Jr., an executive officer of Metcap. On February 15, 1997, George
    G. Raymond, Jr. and his spouse, Ellen Robinson Raymond (as holders of an aggregate of 664,806 shares, (6.27%) agreed with Metcap to enter into a voting agreement (the "Agreement") pursuant to which they agreed to vote all shares held by them in favor of Metcap's nominees for election to Raymond's Board of Directors, and in favor of other actions which may deem necessary to elect such nominees. The Agreement, executed on February 17, 1997, generally has a term expiring following the conclusion of the second Annual Meeting of Shareholders after execution, or September 30, 1997, if Metcap has not earlier nominated candidates for election to Raymond's Board of Directors. Following the execution of the Agreement by Mr. Raymond, Scoggin, Inc. ("Scoggin") entered into a voting agreement with Metcap respecting 549,101 shares (5.18%) held by it. Such voting agreement provides that Scoggin will vote such shares in support of the Metcap nominees for election to Raymond's Board of Directors, and otherwise in a manner similar to the Agreement entered into between Metcap and George G. Raymond, Jr. On February 18, 1997, Metcap entered into voting agreements with the following beneficial holders of Raymond's Common Stock, all of whom are related to George G. Raymond, Jr.; Jean C. Raymond, holder of 114,229 shares (1.08%), Madeleine Raymond Young, holder of 95,774 shares (.90%) and George G. Raymond III, holder of 99,723 shares (.94%). On February 18, 1997, Huntington Trust Co., trustee of certain trusts for the benefit of George G. Raymond, Jr. and Madeleine Raymond Young, notified Metcap of its intention to vote, as trustee, an aggregate of 252,851 shares (2.38%) in favor of Metcap's nominees.

(3) As a group, the Raymond family has sole voting power over 974,532 shares, shared voting power over 173,856 shares, sole dispositive power over 114,229 shares and shared dispositive power over 1,287,010 shares. As reported in their 13D filing dated February 15, 1997, George G. Raymond, Jr. and other members of his family entered into a voting agreements with Metcap with respect to election of directors and related matters. Named Raymond family members entered into or are expected to enter into a written stockholders' agreement with Metcap dated February 17, 1997 the terms of which are described above.

(4) The Huntington Trust Company, N.A. ("Huntington") reports sole voting power over 17,207 shares, shared voting power over 384,987 shares, sole dispositive power over 15,153 shares and shared dispositive power over 1,014,352 shares. 1,031,559 shares are held in trusts of which Huntington is a trustee or co-trustee after various Raymond family-owned shares.

(5) ICM Asset Management, Inc. reports sole voting power over 429,758 shares.

  Security Ownership of Management

     The following table sets forth, as of June 19, 1997, the number of shares of Raymond's Common Stock beneficially owned by each of its Directors and nominees for Director, each executive officer named in the Summary Compensation Table, and all Directors and officers as a group, based upon information obtained from such persons:

                                                            AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                                      -----------------------------------------------------
                                                      SOLE VOTING     OPTIONS
                                                          AND       EXERCISABLE     OTHER
                                                      INVESTMENT      WITHIN      BENEFICIAL     PERCENT OF
            NAME OF INDIVIDUAL OR GROUP                  POWER        60 DAYS     OWNERSHIP        CLASS
----------------------------------------------------  -----------   -----------   ----------     ----------
Ross K. Colquhoun...................................    168,526        29,185           -0-          1.8%
James J. Malvaso....................................        402           -0-         5,358(1)         *
                                                                                     43,962(2)
James F. Matthews...................................        -0-         3,938         5,820(1)         *
John E. Mott........................................      2,305         9,987           -0-            *
Michael R. Porter...................................      1,697         9,987           -0-            *
George G. Raymond, Jr...............................    629,420           -0-       166,622(3)       9.8%
                                                                                    259,944(4)
Arthur M. Richardson................................      1,372        10,907        43,962(2)         *
Dr. M. Richard Rose.................................      7,275        11,625           -0-            *
John V. Sponyoe.....................................      1,358         2,766           -0-            *
Michael O. Womack...................................     27,897         2,766        43,962(2)         *
Jerome R. Dinn......................................      8,393           -0-           -0-            *
Margaret L. Gallagher...............................     34,386           -0-           -0-            *
William B. Lynn.....................................        -0-           -0-        30,492(1)
                                                                                     43,962(2)         *
All officers and Directors as a group (18
  persons)..........................................    939,688        81,161       517,676         14.3%

---------------
 * Indicates less than one percent ownership.

(1) Shares held jointly with spouse.

(2) Shares held in Raymond's Profit Sharing Plans, of which Messrs. Lynn, Malvaso, Richardson and Womack are trustees.

(3) Shares held by the Raymond Foundation, of which Mr. Raymond is a trustee.

(4) Shares held in family trusts, of which Mr. Raymond is co-trustee.

                        DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTORS AND EXECUTIVE OFFICERS NAMED IN THE SUMMARY COMPENSATION TABLE

     The names, ages and positions of all the Directors of The Raymond Corporation ("Raymond"), as of March 14, 1997, are listed below together with their business experience during the past five years. The Board of Directors is currently comprised of 10 Directors and divided into three classes as nearly equal in number as possible. At each Annual Meeting, Directors constituting one class are nominated for election. Directors of Raymond serve for terms of three
(3) years and until their respective successors are elected and qualified. There are no family relationships among the Executive Officers or Directors of Raymond, nor any arrangement or understanding between any Executive Officer or Director or any other person pursuant to which the Executive Officer or Director was elected.

     Ross K. Colquhoun, 66, a Director since 1984, was named Chairman of the Board and Chief Executive Officer of Raymond in August 1995. Previously, Mr. Colquhoun served as President and Chief Executive Officer of Raymond from July 1987 to August 1995. Mr. Colquhoun is also Chairman of the Board of G.N. Johnston Equipment Co., Ltd. and Associated Material Handling Industries, Inc., both subsidiary distributors of the Company's products, and a member of the Board of Directors of Material Handling Associates, Inc. ("M.H.A."), Raymond's joint venture company with Mitsubishi Caterpillar Forklift America Inc. Mr. Colquhoun's term of office as a Director expires at the 1998 Annual Meeting.

     James J. Malvaso, 47, a Director since 1995, was named President and Chief Operating Officer of Raymond in August 1995 and served as Vice
President -- Operations from 1993 to 1995. Prior to joining Raymond, Mr. Malvaso held the position of Vice President of Operations of Pfaudler -- U.S., Inc. from 1990 to 1993. Pfaudler -- U.S., Inc. is a leading manufacturer of glass-lined reactors, pressure vessels and accessories with revenues in excess of $130 million. Mr. Malvaso's term of office as a Director expires at the 1999 Annual Meeting.

     James F. Matthews, 62, a Director since 1994, is a nominee for election as Director. Mr. Matthews has been the President of The Matco Group, Inc., a diversified holding company, since 1965. He is a Director or trustee of several civic and charitable organizations including the Northeast Regional Advisory Board of Chase Manhattan Bank, Broome County Charities, Lourdes Hospital, Mom's House and Syracuse Cancer Research Institute.

     John E. Mott, 72, a Director since 1974, is a nominee for election as Director. Mr. Mott is Secretary of Raymond Industrial Equipment, Limited, a wholly-owned Canadian subsidiary of the Company. Formerly, he served as Chairman of the Board of Raymond Industrial Equipment, Limited and Vice President -- International Operations of Raymond. Mr. Mott is also President of Twenty-Five Investments Ltd., a Canadian investment company.

     Michael R. Porter, 51, a Director since 1989, has been President of Nexus Corporation, a greenhouse manufacturing company, since January 1994. Previously, during 1993-1994, he was President of Phiji Group, Inc., an investment company, and prior thereto he was President and General Manager of Diversified Transmission Products, Borg Warner Automotive Inc. from 1991 to 1993. Mr. Porter's term of office as a Director expires at the 1999 Annual Meeting.

     George G. Raymond, Jr., 75, a Director since 1946, served as Chairman of the Board of Raymond from 1973 to August 1995. He is a lifetime trustee of Alfred University. Mr. Raymond's term of office as a Director expires at the 1999 Annual Meeting.

     Arthur M. Richardson, 70, a Director since 1984, is a nominee for election as Director. Mr. Richardson has been President of Richardson Capital Corporation, a venture capital company, since 1985. He is a member of the Boards of Directors of Rochester Gas and Electric Corporation, Transmation Corp. and Horus Therapeutic Inc. Mr. Richardson also serves as a trustee of the University of Rochester.

     Dr. M. Richard Rose, 64, a Director since 1979, served as President of Rochester Institute of Technology from 1979 to 1992. He is a member of the Boards of Directors of Rochester Gas and Electric Corporation and

Baldwin Technology Company, Inc. Dr. Rose also serves as a trustee of Roberts Wesleyan College and Vice Chairman of the Seneca County Redevelopment Authority. Dr. Rose's term of office as a Director expires at the 1999 Annual Meeting.

     John V. Sponyoe, 58, a Director since 1995, has been the President of Lockheed Martin Federal Systems -- Owego since March 1994. Lockheed Martin Federal Systems -- Owego, a division of Lockheed Martin Corporation, formerly known as Loral Federal Systems -- Owego, a division of Loral Corporation, is a developer and manufacturer of hardware and software systems located in Owego, New York. From June 1987 through February 1994, Mr. Sponyoe was Vice President and General Manager of IBM Federal Systems Company -- Owego. Mr. Sponyoe is a member of the Boards of Directors of BSB Bank & Trust Company and Guthrie Healthcare Systems and a Director or trustee of several educational, civic and charitable organizations, including Roberson Museum & Science Center and Binghamton University School of Management. Mr. Sponyoe's term of office as a Director expires at the 1998 Annual Meeting.

     Michael O. Womack, 56, a Director since 1995, has been the President of Womack Material Handling Systems, Inc. since June 1978. Located in Wallingford, Connecticut, Womack Material Handling Systems, Inc. is a member of the Company's Dealer Network. Mr. Womack's term of office as a Director expires at the 1998 Annual Meeting.

  Committees of the Board of Directors

     Committees of the Board include the Executive, Finance, Human Resource, Executive Compensation, Audit and Pension Plan Review Committees. There is no nominating committee. The nominating function is fulfilled by the Human Resource Committee. The Human Resource Committee will consider nominees for Directors recommended by shareholders. Although no formal procedure has been established, shareholders may submit recommendations to the Secretary of the Company at P.O. Box 130, Greene, New York, 13778 at the time set forth for submitting shareholder proposals.

     The Executive Committee presently has four members: Messrs. Colquhoun, Matthews, Richardson and Sponyoe. The function of this committee is to act in place of the Board between Board Meetings in the event a matter requires immediate attention. This committee held two meetings in 1996.

     The Finance Committee presently has four members: Messrs. Richardson, Malvaso, Rose and Sponyoe. The function of this committee is to review capital requirements and make recommendations to the Board of Directors with respect thereto. This committee held two meetings in 1996.

     The Human Resource Committee presently has four members: Messrs. Rose, Matthews, Porter and Richardson. The Committee has the responsibility of reviewing management practices and matters of employee relations, training programs and affirmative action. The Human Resource Committee held three meetings in 1996.

     The Executive Compensation Committee presently has four members: Messrs. Rose, Matthews, Porter and Richardson. The Executive Compensation Committee reviews Raymond's compensation philosophy and programs, sets compensation for the Chief Executive Officer and authorizes executive compensation to officers. It also is responsible for the administration of Raymond's Stock Option Plans. The Executive Compensation Committee held one meeting in 1996.

     The Audit Committee presently has four members: Messrs. Porter, Matthews, Mott and Sponyoe. The functions of the Audit Committee are to receive and review the audits of Raymond's books by outside independent auditors, to review the internal audit function, to consider matters of accounting policy and to investigate and make a recommendation to the Board of Directors each year with respect to the appointment of independent auditors for the following year. The committee held three meetings in 1996.

     The Pension Plan Review Committee presently has four members: Messrs. Womack, Malvaso, Mott and Richardson. This Committee reviews the Pension Plans of Raymond and makes recommendations to the Board with respect thereto. This committee held two meetings in 1996.

     Pursuant to the Bylaws of Raymond, Mr. Colquhoun is an ex officio member of all committees of the Board except for the Audit Committee and the Executive Compensation Committee.

     The Board of Directors met six times during Fiscal 1996. During 1996, all incumbent Directors attended 100% of the Board Meetings and meetings of committees on which they served.

SUMMARY COMPENSATION TABLE

     The following table sets forth information with respect to the Chief Executive Officer and the four most highly compensated other executive officers of Raymond.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                            COMPENSATION
                                                                         ------------------
                                                                               AWARDS
                                                                         ------------------
                                         ANNUAL COMPENSATION
                                --------------------------------------          (F)
          (A)                                                (E)             SECURITIES             (G)
       NAME AND          (B)       (C)        (D)       OTHER ANNUAL         UNDERLYING          ALL OTHER
  PRINCIPAL POSITION     YEAR   SALARY($)   BONUS($)   COMPENSATION($)   OPTIONS/SARS(#)(1)   COMPENSATION($)
-----------------------  ----   ---------   --------   ---------------   ------------------   ---------------
Ross K. Colquhoun......  1996    439,490    400,587                            29,185              50,378(2)(3)(4)(5)
Chairman of the Board &  1995    381,471    325,751                            23,538              52,143
C.E.O.                   1994    318,101    314,660                            25,005              43,962
James J. Malvaso.......  1996    165,398    219,117                             9,056              17,009(2)(3)(4)(5)
President & C.O.O.       1995    132,788    203,594                             6,009              14,177
                         1994    114,423    124,830                             6,135              11,705
William B. Lynn........  1996    170,298    219,117                             9,345              17,778(2)(3)(4)(5)
Executive Vice
  President              1995    159,328    203,594                             9,757              19,557
                         1994    150,421    124,830                             9,376              15,933
Jerome R. Dinn.........  1996    129,553    175,294                             5,014              14,347(2)(3)(4)(5)
Vice President --        1995    125,470    162,876                             4,465              15,747
National Accounts        1994    121,397    124,830                             4,978              14,067
Margaret L.
  Gallagher............  1996    125,175    175,294                             5,528              13,212(2)(3)(4)(5)
Vice President --        1995    119,106    162,876                             5,788              14,991
Marketing                1994    117,769    124,830                             7,698              12,886

---------------
(1) Adjusted to reflect the 1996 5% stock dividend.

(2) Includes insurance premiums paid for the benefit of Mr. Colquhoun, $7,301, Mr. Malvaso, $996, Mr. Lynn, $1,466, Mr. Dinn, $1,654 and Ms. Gallagher, $891.

(3) Includes cash profit sharing amounts of $17,038 to Mr. Colquhoun, $6,537 to Mr. Malvaso, $6,750 to Mr. Lynn, $5,183 to Mr. Dinn and $4,991 to Ms. Gallagher.

(4) Includes deferred profit sharing amounts of $3,704 for Mr. Colquhoun and each named executive officer.

(5) Includes deferred profit sharing amounts under supplemental benefits equalization plan of $22,335 to Mr. Colquhoun, $5,772 to Mr. Malvaso, $5,858 to Mr. Lynn, $3,806 to Mr. Dinn and $3,626 to Ms. Gallagher.

     The following table shows, as to the Chief Executive Officer and the four most highly compensated other executive officers of Raymond, information about option grants in the last fiscal year under The Raymond Corporation Stock Option Plan (1995).

                     OPTION GRANTS IN THE LAST FISCAL YEAR

         (A)               (B)              (C)              (D)               (E)             (F)           (G)
                                   INDIVIDUAL GRANTS
----------------------------------------------------------------------------------------      POTENTIAL REALIZABLE
                                          PERCENT                                               VALUE AT ASSUMED
                        NUMBER OF          TOTAL                                             ANNUAL RATES OF STOCK
                        SECURITIES      OPTIONS/SARS                                         PRICE APPRECIATION FOR
                        UNDERLYING       GRANTED TO      EXERCISE OR                              OPTION TERM
                       OPTIONS/SARS     EMPLOYEES IN     BASE PRICE                          ----------------------
         NAME          GRANTED(#)(1)    FISCAL 1996        ($/SH)        EXPIRATION DATE     5%($)(2)     10%($)(2)
---------------------- ------------     ------------     -----------     ---------------     --------     ---------
Ross K. Colquhoun.....    29,185            33.6%          $ 18.21           3/01/06         $334,168     $847,241
James J. Malvaso......     9,056            10.4             18.21           3/01/06         103,691       262,896
William B. Lynn.......     9,345            10.8             18.21           3/01/06         107,000       271,285
Jerome R. Dinn........     5,014             5.8             18.21           3/01/06          57,410       145,556
Margaret L.
  Gallagher...........     5,528             6.4             18.21           3/01/06          63,296       160,478

---------------
(1) Stock options granted on March 2, 1996 under Raymond's Stock Option Plan. Options became fully exercisable on March 2, 1997.

(2) The assumed annual rates of appreciation of five and ten percent would result in the price of Raymond's Common Stock increasing to $29.66 and $47.24, respectively, from the $18.21 market price on the date of grants. Over the last 10 years, the market price of Raymond's Common Stock has increased at a compounded annual rate of 1.3%.

     The following table shows aggregate option exercises in the last fiscal year and fiscal year-end option values for the Chief Executive Officer and the four most highly compensated other executive officers.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                      AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                 OPTIONS/SARS AT               OPTIONS/SARS AT
                                                                DECEMBER 31, 1996           DECEMBER 31, 1996(1)
                                                                       (#)                           ($)
                                                           ---------------------------   ---------------------------
                                (B)              (C)
          (A)             SHARES ACQUIRED       VALUE          (D)            (D)            (E)            (E)
         NAME            ON EXERCISE(#)(2)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------  -----------------   -----------   -----------   -------------   -----------   -------------
Ross K. Colquhoun......          -0-               -0-        73,258         29,185       $ 148,344    N/A
James J. Malvaso.......          -0-               -0-         6,009          9,056           6,628    N/A
William B. Lynn........        5,948           $21,470        43,443          9,345         101,362    N/A
Jerome R. Dinn.........          -0-               -0-        16,157          5,014          34,191    N/A
Margaret L.
  Gallagher............          -0-               -0-        44,569          5,528         255,544    N/A

---------------
(1) Computed based upon the difference between aggregate fair market value on December 31, 1996 and aggregate exercise price.

(2) Amounts represent the number of securities underlying Options/SARs exercised. The actual shares acquired on exercise were 977. Note: share amounts have been adjusted to reflect the March 1996 5% stock dividend.

  Defined Benefit or Actuarial Plan Disclosure

     (1)  Pension Plan Table

     Raymond has trusteed non-contributory defined benefit pension plans. All present U.S. employees over age 21 who have one or more years of service and who became employees prior to age 60 and Canadian employees with more than three months of service are eligible under these plans. A total of 1,979 individuals participated in 1996.

     As permitted by the Employee Retirement Income Security Act of 1974, Raymond has adopted a supplemental plan which is designed to provide the amount of retirement benefit which cannot be paid from the pension plans by reason of certain Internal Revenue Code limitations on qualified plan benefits. The amounts in the Pension Plan Table include the amounts payable under the supplemental plan.

     Estimated annual pensions at age 65, the assumed normal retirement age, calculated on a straight-life annuity basis, for representative years of benefit service are as follows:

   HIGHEST CONSECUTIVE                             YEARS OF CREDITED SERVICE
    THREE YEAR AVERAGE      ------------------------------------------------------------------------
         EARNINGS             15           20           25           30           35           40
--------------------------  -------     --------     --------     --------     --------     --------
$ 250,000.................  $24,854     $ 33,138     $ 41,423     $ 49,707     $ 57,992     $ 66,276
   300,000................   29,824       39,776       49,707       59,648       69,590       79,531
   350,000................   34,795       46,393       57,992       69,590       81,188       92,786
   400,000................   39,766       53,021       66,276       79,531       92,786      106,042
   450,000................   44,736       59,648       74,561       89,473      104,385      119,297
   500,000................   49,707       66,276       82,845       99,414      115,983      132,552
   550,000................   54,678       72,904       91,130      109,355      127,581      145,807
   600,000................   59,648       79,531       99,414      119,297      139,180      159,062
   650,000................   64,619       86,159      107,699      129,238      150,778      172,318
   700,000................   69,590       92,786      115,983      139,180      162,376      185,573
   750,000................   74,561       99,414      124,268      149,121      173,975      198,828
   800,000................   79,531      106,042      132,552      159,062      185,573      212,083
   850,000................   84,502      112,669      140,837      169,004      197,171      225,338
   900,000................   89,473      119,297      149,121      178,945      208,769      238,594
   950,000................   94,443      125,924      157,406      188,887      220,368      251,849
 1,000,000................   99,414      132,552      165,690      198,828      231,966      265,104

     Benefits under the pension plans are based primarily on 0.6% of the participant's average compensation (salary and bonus) for the highest three consecutive years of compensation during the ten year period prior to termination or retirement, whichever is earlier, multiplied by the number of years of credited service. Benefits are non-forfeitable after five years of vesting service, and actuarially reduced benefits are available for participants who retire on or after age 55 after five years of vesting service. Plan benefits are not reduced by any social security or other non-plan benefits to which the participant is entitled.

     Three year average covered compensation for the Chief Executive Officer, Mr. Colquhoun and the named executives as of the end of fiscal year 1996 is: Mr. Colquhoun $833,299, Mr. Malvaso $315,378, Mr. Lynn $346,960, Mr. Dinn $284,013,
and Ms. Gallagher $276,199. Covered compensation for the named executives is reported in the Summary Compensation Table.

     The years of credited service for the Chief Executive Officer and named executives are: 40 years for Mr. Colquhoun, 3 years for Mr. Malvaso, 22 years for Mr. Lynn, 12 years for Mr. Dinn and 20 years for Ms. Gallagher.

     The above information reflects a 1994 amendment to the U.S. Pension Plan which permits service as an employee at G.N. Johnston Equipment Co. Ltd. to be counted toward Service and Benefit Service under the U.S. Plan if the individual becomes an employee of Raymond.

  Compensation of Directors

     (1) Standard Arrangements

     Directors who are employees of Raymond receive no compensation for their services as Directors or members of committees. Each Director who is not an employee of Raymond ("outside Director") receives or is credited with the following fees: $12,000 per year, 50% to be paid in stock and 50% in cash; $800 for each Board Meeting attended; $800 for each committee meeting attended with a maximum of one said committee meeting fee per day.

     (2) Other Arrangements.

     Members of the Board of Directors participate in The Raymond Corporation's Stock Option Plan. The Plan provides each of the outside Directors with automatic annual option grants to purchase for up to ten years that number of shares of Raymond's Common Stock equal to the average compensation paid to the outside Directors divided by the fair market value per share on the date of the grant.

     Outside Directors also may participate in Raymond's Deferred Compensation Plan for Exempt Employees, which permits deferral of compensation and provides for interest at the prime rate on the amounts deferred. In 1996, Director James
J. Matthews participated in the Plan.

     Each director of Raymond who is not a current or former employee of the Company participates in the Deferred Stock Unit Plan for Non-Employee Directors. On the fourth Wednesday of May of each year subsequent to 1996, each participant is credited with deferred stock units equal to 100% of the annual retainer for that year, using the average of the high and low trading prices of Raymond's Common Stock on such date. The deferred stock units become 50% vested after five years of service. Thereafter, the vested percentage increases 10% a year until the units become fully vested at ten years of service. The Plan was established to provide benefits for non-employee directors of Raymond in order to serve as an inducement for their continued service to Raymond and to align such directors' financial interests with those of the shareholders.

  Employment and Change in Control Agreements

     At the 1988 Annual Meeting, shareholders ratified an employment agreement entered into by Raymond with Ross K. Colquhoun, (the "Employment Agreement"), now Chairman of the Board and Chief Executive Officer of Raymond. Pursuant to the Employment Agreement as amended, he is entitled to participate in benefits generally available to executive officers. In December 1995, Mr. Colquhoun became eligible to receive a supplemental annual pension payment of 50% of his most recent base salary. In April 1997, the Company agreed to increase Mr. Colquhoun's supplemental annual pension payment to 60% of his December 1995 base salary.

     If Mr. Colquhoun resigns prior to a change in control, other than because of a material breach of the Employment Agreement by Raymond, or if he is terminated by Raymond for cause, or as a result of death or permanent disability, he will not be entitled to further compensation, but shall be eligible for any payments and benefits otherwise provided under Raymond's compensation and benefit plans. If, other than following a change in control, Mr. Colquhoun resigns as a result of a material breach of the Employment Agreement or is terminated without cause, he will be entitled to receive a lump sum in an amount equal to his current base salary and receive all other vested benefits under Raymond's compensation and benefit plans. "Change in Control" shall be deemed to have occurred if and when: a) any person acquires 25% of voting securities; b) members of the Board of Directors as of March 24, 1997 cease to be a majority; c) any person acquires 20% of Raymond and, within 24 months, Board members immediately prior to such event cease to constitute 75% of the Board; d) merger or consolidation of Raymond with 75% or less of stock in existence or e) liquidation or sale of substantially all of Raymond's assets. "Cause" is defined as a material misappropriation of funds or property, unreasonable and persistent neglect of or refusal to perform ones duties, conviction of a felony and neglect or refusal that results in material harm to Raymond.

     If Mr. Colquhoun's employment terminates as a result of a change in control by Raymond, Mr. Colquhoun will be entitled to receive an amount equal to three times the sum of (1) Mr. Colquhoun's base salary in effect on termination and (2) Mr. Colquhoun's target annual bonus, or, if higher, the average of Mr. Colquhoun's actual annual bonuses (paid or accrued) for the three fiscal years immediately preceding the termination, payable in a lump sum within 30 days following the termination; (3) an amount equal to Mr. Colquhoun's target annual bonus for the fiscal year in which the termination occurs, multiplied by a fraction, the numerator of which is the number of days in such fiscal year that Mr. Colquhoun was employed by Raymond and the denominator of which is 365, payable in a lump sum within 30 days following termination. In addition, Raymond will continue for a period of three years following termination, all benefits, compensation and perquisites in effect immediately prior to termination. After the three year period, Mr. Colquhoun would receive retiree medical and life insurance in such amounts and with such benefits equivalent to that in effect on termination.

     Raymond has agreements with James J. Malvaso, William B. Lynn, Jerome R. Dinn and Margaret Gallagher which provide, in the event of a change in control of Raymond, for continuing the employment of the executive for a period of three years at salary bonus or target bonus and benefit levels not less than that which existed immediately prior to the change in control. In the event of termination of employment without cause during this three year period, the executive's non-cash benefits continue for the remainder of the three year period together with a single advance payment of any cash due for the remainder of the three year period. Under the agreements, the resignation of the executive may occur following a change in control if: a) there is a significant change in the nature or scope of authorities or duties, reduction in compensation or breach of agreement by Raymond, or b) there is a reasonable determination that the executive is unable to perform his authorities, powers, functions or duties of his position or c) there is a failure by Raymond to assign the agreement to its successors and assigns.

  Compensation Committee Interlocks and Insider Participation

     Directors Dr. M. Richard Rose, James F. Matthews, Michael R. Porter and Arthur M. Richardson comprise Raymond's Executive Compensation Committee. Messrs. Rose, Matthews, Porter, and Richardson are nonemployee Directors of Raymond and none of them are a former officer of Raymond or any of its subsidiaries.

     James F. Matthews is the President and 100% owner of The Matco Group, Inc. The Company does business with several of Mr. Matthews' companies, including Wholesale Electric Supply Corp., a supplier of electric wiring materials, U.S. Assemblies Endicott, Inc., a supplier of assembled printed circuit boards, American Board Company, a supplier of bare circuit boards and Matthews Leasing Corp., an automobile leasing company. In 1996, the Company paid approximately $3,146,000 for services and materials supplied by Mr. Matthews' companies to the Company in the ordinary course of business.

  Board Compensation Committee Report on Executive Compensation

     The Executive Compensation Committee of the Board of Directors (the "Committee") is comprised of three independent nonemployee Directors. As noted earlier in Item 10 to this Form 10-K Report, the Committee's duties include recommending to the Board of Directors the base salary for the Chief Executive Officer ("CEO") and all other executive officers and administering Raymond's Stock Option Plan.

COMPENSATION POLICY AND OVERALL OBJECTIVES

     The Committee believes that compensation of Raymond's key executive employees should:

     - attract, retain and motivate a high caliber of executives, since the performance of these employees on a long-term basis is vital to the success of the business.

     - link rewards to business results and shareholder returns.

     - provide variable, at risk compensation that is dependent upon the level of success in meeting specified individual and corporate goals.

     - encourage executives to become shareholders of the Company promoting identification with the Company's shareholders and their interests.

     The Committee annually reviews and compares Raymond's compensation programs for its executive officers with that of other North American durable goods manufacturing companies including those of comparable sales volume, employment levels, product and service offerings. A number of these companies are included in the Value Line Machinery Peer Group referred to in the performance graph.

     The key elements of Raymond's executive compensation policy are base salary, annual incentives in the form of a cash bonus and long-term incentives in the form of stock options. The Committee evaluates base salaries in accordance with its policy of focusing on individual performance and competitive market conditions. The other two components, annual cash incentives and long-term incentives are designed to increase motivation for achieving strategic objectives. Compensation received from these two components are directly linked to business results.

BASE SALARY

     Base salaries are targeted to be competitive to pay levels of executive officers in comparable North American durable goods manufacturing companies, as noted previously. The Committee also reviews salary information supplied by consultants Watson Wyatt, William M. Mercer, Incorporated and The Conference Board when establishing base salary structures.

     Salaries within these structures vary by individual and when reviewing each executive officer's salary, the Committee considers the executive's level of performance, responsibility, prior experience, breadth of knowledge, abilities, equity issues relating to pay of other Corporate executives and external pay practices. In making salary recommendations or decisions, the Committee exercises its discretion and judgment based on these factors. No specific formula is applied to determine the weight of any one factor.

     The base salary for Raymond's CEO, Ross K. Colquhoun, was reviewed in March 1996 by the Committee. The Committee reviewed Mr. Colquhoun's salary based on its assessment of Raymond's financial and non-financial performance. The Committee has identified several factors which are critical to Raymond's success including growth in shareholder value, sales growth, earnings per share growth and the development of new products. As a result of Mr. Colquhoun's leadership, Raymond again set new records in orders, revenues and profits. The Committee concluded that Mr. Colquhoun's efforts improved Raymond's presence in domestic and international markets and enabled Raymond to expand its manufacturing sales base.

     For the year 1996, the Committee authorized a base salary of $439,490 for Mr. Colquhoun. This amount places him slightly below the average level of salaries for CEO's in comparable North American durable goods manufacturing companies as reported in the reports of Watson Wyatt Data Services Top Management and William M. Mercer, Incorporated.

ANNUAL CASH INCENTIVE

     Consistent with the overall objectives described above, annual cash incentives are awarded pursuant to Raymond's Executive Bonus Plan. This Plan promotes Raymond's "pay for performance" philosophy by providing executives with financial reward in the form of annual cash bonuses based upon the achievement of specific, predetermined goals and Raymond's profit after providing for return on shareholders' equity.

     In 1995, the specifically measured performance goals established for 1996 included the completion of the manufacturing facility in Greene, expanding the sales base, increasing the sales volume and sustaining profitability to enable the payment of a cash dividend.

     The Executive Bonus Plan for the 1996 fiscal year was based on the relationship of pre-tax profits to Raymond's shareholders' equity. The Committee believes that a bonus based on this formula aligns the executives' reward directly to shareholder value.

     Mr. Colquhoun was awarded a bonus of $350,587 in 1996 based on the formula and the remaining bonus pool was distributed among designated senior executives in Raymond.

     An additional bonus of $50,000 was awarded by the Executive Compensation Committee to Mr. Colquhoun in 1996 based on his outstanding performance in leading Raymond in its achievements as indicated above.

LONG-TERM INCENTIVES

     The Raymond Corporation Stock Option Plan is a stock-based incentive compensation plan under which employees selected by the Committee may receive awards of stock options and stock appreciation rights. Raymond encourages the recipients to hold the common stock issued pursuant to the Plan so that the employees' interests will continue to be aligned with the long-term interests of Raymond's shareholders.

     No option awards are made in the absence of satisfactory performance by the eligible employees. Performance is evaluated by the Committee based on the employee's individual contribution to the long-term health of Raymond and Raymond's performance. The number of options granted annually is determined according to a formula based on the market price of Raymond's Common Stock, base salary and performance level, without regard to the number of options held by the optionee. The Committee granted non-qualified and incentive stock options to executive officers and other eligible employees in March 1996 at an exercise price per share of $18.21 per share, the average price of the common stock on the NASDAQ (National Association of Securities Dealers Quotations System) market on the date of grant, adjusted for the 1996 5% stock dividend. In the event that the stock price declines to a level below the option grant price options are not revalued or reissued. Stock options expire ten (10) years from the date of grant.

     In accordance with the Plan, the CEO was awarded 23,699 non-qualified stock options and 5,486 incentive stock options at a fair market value of $18.21 per share in 1996, adjusted for the 1996 stock dividend. Compliance with Internal Revenue Code Section 162(m).

     Section 162(m) of the Internal Revenue Code generally limits to $1 million the annual corporate federal income tax deduction for certain "non-performance based" compensation paid to the CEO or any of the four other highest paid officers of a publicly-held corporation.

     The Committee has determined that it is unlikely that Raymond would pay compensation in fiscal 1997 that would result in the loss of federal income tax deduction under Section 162(m) of the Internal Revenue Code of 1986, and has therefore not recommended that any special actions be taken or plans or programs be revised at this time. The Committee will continue to monitor the applicability of Section 162(m) to Raymond's programs and will determine at a later date what actions Raymond should take.

Respectfully submitted,

The Executive Compensation Committee
Dr. M. Richard Rose, Chairman
James F. Matthews
Michael R. Porter
Arthur M. Richardson

                               PERFORMANCE GRAPH

     The following performance graph compares the performance of Raymond's Common Stock for the last five fiscal years to the Standard & Poors' 500 Index and the Value Line Machinery Peer Group, which consists of 29 companies.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
            (PERFORMANCE RESULTS THROUGH FISCAL YEAR ENDED 12/21/96)

        MEASUREMENT PERIOD              THE RAYMOND      STANDARD & POORS
      (FISCAL YEAR COVERED)             CORPORATION             500              MACHINERY
1991                                     100.00              100.00              100.00
1992                                     166.67              107.79              110.69
1993                                     186.11              118.66              140.90
1994                                     215.83              120.56              138.15
1995                                     278.69              165.78              160.56
1996                                     224.42              204.32              191.91

Assumes $100 invested at the close of trading 12/31/91 in The Raymond Corporation Common Stock, Standard & Poors' 500 Index and Value Line Machinery Peer Group.

* Cumulative total return assumes reinvestment of dividends.

                                 EXHIBIT INDEX

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
  NO.                                     DESCRIPTION                                     PAGE
-------     ------------------------------------------------------------------------  ------------
  1         Agreement and Plan of Merger, dated as of June 16, 1997, among Parent, the Offeror and the Company.
  2(a)      Employment Agreement dated as of November 3, 1987 amended as of June 14,
            1994 and as of November 1, 1995 and amended and restated as of March 24,
            1997 between Ross K. Colquhoun and The Raymond Corporation.
            (Incorporated by reference to Exhibit 10.6 to the Company's Annual
            Report on Form 10-K for the year ended December 31, 1996).
  2(b)      Sample form of Executive Agreement (Tier II) between The Raymond
            Corporation and Company Executives. (Incorporated by reference to
            Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
  2(c)      Sample form of Executive Agreement (Tier III) between The Raymond
            Corporation and Company Executives. (Incorporated by reference to
            Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
  2(d)      The Raymond Corporation Retirement Benefits Equalization Plan.
            (Incorporated by reference to Exhibit 10.9 to the Company's Annual
            Report on Form 10-K for the year ended December 31, 1996).
  2(e)      The Raymond Corporation 1996 Deferred Stock Unit Plan for Non-Employee
            Directors. (Incorporated by reference to Exhibit 10.10 to the Company's
            Annual Report on Form 10-K for the year ended December 31, 1996).
  2(f)      The Raymond Corporation Stock Option Plan (1991) amended as of March 24,
            1997. (Incorporated by reference to Exhibit 10.11 to the Company's
            Annual Report on Form 10-K for the year ended December 31, 1996).
  2(g)      The Raymond Corporation Stock Option Plan (1995) as amended as of March
            24, 1997. (Incorporated by reference to Exhibit 10.12 to the Company's
            Current Report on Form 10-K for the year ended December 31, 1996).
  2(h)      The Raymond Corporation Deferred Compensation Plan for Exempt Employees
            restated as of September 1, 1994, amended as of March 24, 1997
            (Incorporated by reference to Exhibit 10.13 to the Company's Current
            Report on Form 10-K for the year ended December 31, 1996).
  2(i)      The Raymond Corporation Officer Performance Bonus Plan Formula
            (Incorporated by reference to Exhibit 10.15 to the 1992 Form 10-K Annual
            Report of the Company at page 357 and incorporated herein by reference).
  3         Letter to Stockholders dated June 20, 1997.+
  4         Press Release, dated June 16, 1997.
  5         Rights Agreement, dated as of March 1, 1997 between the Company and
            American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to the Company's Current Report on Form 8-K dated March 11,
            1997).
  6         Amendment No. 1 to the Rights Agreement, dated as of June 16, 1997.
  7         Opinion of Lehman Brothers dated June 16, 1997.++

---------------
 + Included in copy mailed to stockholders.

++ Included as Annex A in copy mailed to stockholders.